U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Allard                              John                  R.
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   (Last)                           (First)             (Middle)

WPI Group, Inc. 1155 Elm Street
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                                    (Street)

Manchester                           NH                   03101
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


WPI Group, Inc. (WPIC:OTC)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


August, 2000
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5.   If Amendment, Date of Original (Month/Year)

N/A
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Chairman, President and Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          08/09/00       P               14,390      A      $1.50(1) 64,790         I         By Trust
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                             10.
                                                                                                  9.        Owner-
                                                                                                  number    ship
                                                                                                  of        Form
                  2.                                                                              Deriv-    of
                  Conver-                5.                             7.                        ative     Deriv-     11.
                  sion                   Number of                      Title and Amount          Secur-    ative     Nature
                  or                     Derivative    6.               of Underlying    8.       ities     Secur-    of
                  Exer-           4.     Securities    Date             Securities       Price    Bene-     ity:      In-
                  cise    3.      Trans- Acquired (A)  Exercisable and  (Instr. 3 and 4) of       ficially  Direct    direct
                  Price   Trans-  action or Disposed   Expiration Date  ---------------- Deriv-   Owned     (D) or    Bene-
1.                of      action  Code   of(D)         (Month/Day/Year)                  Amount   ative    at End     In-    icial
Title of          Deriv-  Date    (Instr.(Instr. 3,    ----------------                  or       Secur-   of         direct Owner
Derivative        ative   (Month/ 8)     4 and 5)      Date      Expira-                 Number   ity      Month      (I)    ship
Security          Secur-  Day/    ------ ------------  Exer-     tion                    of      (Instr.  (Instr.    (Instr. (Instr.
(Instr. 3)        ity     Year)   Code V  (A)   (D)    cisable   Date     Title          Shares  5)       4)          4)     4)
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


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Employee Stock
Option (right     $6.75   07/31/98                     (2)       07/30/98 Common Stock  20,000                         D
to buy)
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Employee Stock
Option (right     $3.562  03/23/99                     (3)       03/22/09 Common Stock  25,000                         D
to buy)
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Employee Stock
Option (right     $1.437  01/26/00                     (4)       01/27/10 Common Stock  200,000            245,000     D
to buy)
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Common Stock      $1.75   08/09/00 P      12,264       08/09/00  08/09/05 Common Stock  12,264  $0.54(1)   12,264      I     By
Purchase Warrant                                                                                                             Trust

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Convertible       $1.75   08/09/00 P      $107,314     08/09/00  08/09/03 Common Stock  62,548  $107,314(1)$107,314    I     By
Subordinated Note                                                                                                            Trust
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
Explanation of Responses:

(1) The Common Stock, Common Stock Purchase Warrants and Convertible Subordinated Note were acquired in a single transaction in which the total consideration paid was $107,314. The $1.50 price of the Common Stock and $0.54 price of the Common Stock Purchase Warrants are allocations for tax purposes.

(2) Option to purchase 20,000 shares of common stock issued under the WPI Group, Inc. 1997 Equity Incentive Plan in a transaction exempt under Rule 16b-3. The option becomes exercisable in 1/3 increments on 07/31/99, 07/31/00 and 07/31/01.

(3) Option to purchase 25,000 shares of common stock issued under the WPI Group, Inc. 1997 Equity Incentive Plan in a transaction exempt under Rule 16b-3. The option becomes exercisable in 1/3 increments on 03/23/00, 03/23/01 and 03/23/02.

(4) Option to purchase 200,000 shares of common stock issued under the WPI Group, Inc. 1997 Equity Incentive Plan in a transaction exempt under Rule 16b-3. The option becomes exercisable in three installments, the first of which shall vest upon the closing of the sale of the Company's Husky Technology business, the second of which shall vest upon the closing of the sale of the Company's Instruments business and third of which shall vest upon the refinancing of the Company's current credit facility or the sale of the Company, whichever shall occur first. Notwithstanding the foregoing, the options shall vest one year from the date of grant, regardless of whether these events have occurred.


/s/ John R. Allard                                               9/5/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not Page 2 required to respond unless the form displays a currently valid OMB Number


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